

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2008

By Facsimile and U.S. Mail

Mr. Daniel Hunter
Chief Executive Officer
Finmetal Mining Ltd.
Suite 500, 666 Burrard Street,
Vancouver, British Columbia, Canada
V6C 2X8

      Re: **Finmetal Mining Ltd.**
                  Form 10-KSB for the Year Ended December 31, 2006
                  Filed April 17, 2007
                  Form 10-KSB for the Year Ended December 31, 2007
                  Filed April 15, 2008
                  Response Letter Dated May 15, 2008
                  File No. 000-51203

Dear Mr. Hunter:

       We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 15, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Year Ended December 31, 2006

Note 2. Summary of Significant Accounting Policies, page 30

Mineral Claim Payments and Exploration Expenditures, page 31

1. We note your response to prior comment two of our letter dated December 19, 2007. It appears from your response that you are impairing mineral property

acquisition costs that relate to unproven mineral properties. Please contact us to discuss.

Stock based Compensation, page 32

2. We note your response to prior comment three of our letter dated December 19, 2007. . Please tell us whether or not you consider these restricted shares to be vested or non-vested for purposes of computing your shares outstanding and whether or not you included them in your computation of weighted average shares outstanding-basic. Please tell us the accounting guidance that you are relying upon in support of your conclusion.

Form 10-KSB for the Year Ended December 31, 2007

Consolidated Statements of Operations, page 36

3. We note that you have classified your stock compensation and stock option expense as a separate line item in your statements of operations. Please revise to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14-F.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief